UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2021

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

Unit 3102, 31/F, Citicorp Centre

18 Whitefield Road, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Registrant’s Certifying Accountant

Former Independent Registered Public Accounting Firm

On December 3, 2021, the Company received notice from its independent registered public accounting firm, UHY LLP (“UHY”), that UHY has resigned as the Company’s auditor, effective immediately. As a result, the client-auditor relationship between the Company and UHY ceased. The resignation of UHY was not recommended by the Company’s audit committee nor was the audit committee’s approval required.

The audit reports of UHY on the Company’s consolidated financial statements as of and for the years ended December 31, 2020 and 2019 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that each of the audit reports of UHY on December 31, 2020 and 2019 consolidated financial statements included an explanatory paragraph that described factors that raised substantial doubt about the Company’s ability to continue as a going concern.

During the Company’s two most recent fiscal years ended December 31, 2020 and 2019, and for the subsequent interim period through December 3, 2021, the Company had no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F) with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of UHY, would have caused it to make reference in connection with its opinion to the subject matter of the disagreements.

During the Company’s two most recent fiscal years ended December 31, 2020 and 2019, and for the subsequent interim period through December 3, 2021, there was one “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F, relating to disclosure of material weaknesses in the Company’s internal control over financial reporting. As previously reported, the following control deficiencies were identified that represent material weaknesses as of December 31, 2020: (1) lack of qualified technical resources in place to properly evaluate significant and complex transactions in accordance with accounting principles generally accepted in the United States of America, (2) insufficient systems and procedures in place to ensure effective supervision and monitoring of the Company’s annual financial statement close and preparation process, and (3) failure to maintain proper written documentation to support the terms of the advances to unrelated third parties and to assess the collectability and classification of those advances to unrelated third parties.

In accordance with Item 16F(a)(3) of Form 20-F, the Company furnished UHY with a copy of this Form 6-K on December 3, 2021, providing UHY with the opportunity to furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether it agrees with the statements made by the Company herein in response to Item 16F(a) of Form 20-F, and if not, stating the respects in which it does not agree. Attached as Exhibit 15.1 is a copy of UHY’s letter addressed to the SEC relating to the statements made by the Company in this report.

New Independent Registered Public Accounting Firm

On December 3, 2021, upon the audit committee’s approval, the Company engaged PKF Littlejohn LLP (“PKF”) as its new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2021.

During the Company’s two most recent fiscal years ended December 31, 2020 and 2019 and through the subsequent interim period to December 3, 2021, the Company did not consult PKF with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that PKF concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers 333-256600 and 333-211363) and on Form F-3 (Registration Number 333-229323) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2021	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

15.1	Letter from UHY LLP, dated December 3, 2021